August 30, 2010
Cicely L. LaMothe
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

RE:	Move, Inc. Form 10-K for the year ended December 31, 2009 Filed March 5, 2010 Form 10-Q for the quarters ended March 31 and June 30, 2010 File No. 000-26659
Dear Ms. LaMothe
We are in receipt of your letter of August 17, and submit the following responses to your comments and questions. For your convenience, we have included your comments and questions as originally set forth in your letter in bold italics.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
Item 3. Legal Proceedings, page 16
1.	We note your reference to disclosure in the footnotes to your financial statements in this section. In future filings, please separately discuss any material pending legal proceedings in this section of your Form 10-K. Refer to Item 103 of Regulation S-K for guidance.

Response:

In future filings, the Company will separately discuss any material pending legal proceedings in Item 3 in our Annual Report on Form 10-K.

Financial Statements and Notes
Consolidated Statements of Cash Flows, page 43
2.	We note that your statements of cash flows begin with income (loss) from continuing operations. In future filings, please provide a reconciliation of net income (loss) to cash provided by (used in) operating activities either on the face of the statements or in the accompanying notes, pursuant to FASB ASC 230-10-45-29 through 31.

Response:

In future filings, the Company will provide a reconciliation of net income (loss) to cash provided by (used in) operating activities on the face of the statements of cash flows.
Note 2 — Summary of Significant Accounting Policies
Identifiable Intangibles, Goodwill and other Long-Lived Assets, page 46
3.	You indicate that you now test goodwill for impairment on a consolidated entity basis. Please explain to us how you considered the guidance in FASB ASC 350-20-35-38.

Response:

The Company tests goodwill for impairment on a consolidated basis as we do not believe there are any individual components of the business enterprise that meet the definition of an operating segment or reporting unit per FASB ASC 350-20-35-38 and associated guidance per FASB ASC 280-10-50-1 through 50-9.

As disclosed in the notes to the consolidated financial statements in our Form 10-K, during 2009 the Company underwent significant changes to its business, its management team and its organizational structure. Prior to 2008, the Company operated businesses that had a significant offline print component (e.g., Welcome Wagon, which focused primarily on offering print advertising to local merchants and Homeplans, which offered architectural plans for building a home). During 2008 and 2009, both of these businesses were discontinued and sold.

During Q1 2009, the Company hired a new Chief Executive Officer (“CEO”) who is considered to be the Chief Operating Decision Maker (“CODM”). During Q2 and Q3 2009, the new CEO made significant changes to the Company’s organizational structure and took it from one that was organized around the performance of two separate business segments to one that was more functionally oriented. The CODM’s direct reports are responsible for a particular function rather than the performance of a particular business unit. There is no individual segment or operating/reporting unit manager. The CEO and his direct reports are evaluated based on the overall performance of the Company rather than a particular product or business unit.

Additionally, during Q3 2009, the CEO changed the manner in which financial and operational metrics are reviewed across the various product groups. The metrics include revenue by product line vs. budget, sales performance metrics for each of the sales channels and traffic metrics across the various web sites. Financial performance is reviewed by the CEO and others only on a consolidated basis. In particular, the CEO reviews consolidated income statement information, which includes the details of expenses by expense category (Sales and Marketing, General and Administrative, etc.) and further within the category by expense type (e.g., total gross wages, etc). Although information showing revenues by product line is available and routinely reviewed, information that shows the profitability by product line is not available and expenses are only accounted for, reviewed and monitored on a consolidated basis. Resource allocation decisions are based on the functional area and performance/profitability is reviewed and assessed only on a consolidated basis and not by product line. There is no discrete financial information on an operating segment or reporting unit basis maintained below the product revenue line.

Based on the significant changes to the organization and the resulting changes to the financial reporting reviewed by the CEO, the Senior Management Team and the Board of Directors, we do not believe there are any individual components of the business enterprise that meet the definition of an operating segment or reporting unit per FASB ASC 350-20-35-38 and associated guidance per FASB ASC 280-10-50-1 through 50-9. Thus goodwill is measured for impairment on a consolidated basis.
Note 7-Fair Value Measurements, page 54
4.	We note that you have included disclosures concerning recurring fair value measurements for financial assets and liabilities. In future filings, please also include disclosures regarding non-recurring fair value measurements, such as impairments of goodwill, intangible or long-lived assets, as applicable. Refer to FASB ASC 820-10-50-5 for guidance.

Response:

In future flings, the Company will include disclosures regarding non-recurring fair value measurements, such as impairments of goodwill, intangible or long-lived assets, as applicable.

DEFINITIVE PROXY STATEMENT
Corporate Governance Matters, page 12
5.	It appears that you have not included any disclosure in response to Item 402 (s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response:

In determining that disclosure was not required by the Company in response to Item 402(s) of Regulation S-K, the Company reviewed its compensation policies and practices. Specifically, it considered the Company’s compensation approaches applicable across its employee base consisting of, in addition to salary, commission programs for sales personnel and other programs for other personnel. The Company noted that the commission compensation approach it uses includes various conditions and controls (such as minimum-threshold requirements for the earning of a commission, criteria to test for valid sales, claw-backs to address collection issues, early termination of contracts, etc. and other controls), and that the Company’s sales personnel do not generally set policy for the Company, are focused almost entirely on customer calls and sales contacts, are closely managed and are subject to the Company’s usual ethics and conduct norms and its various risk-management procedures where applicable.

Likewise, the Company considered its compensation programs for non-sales personnel. It noted that its target-based bonus program is characterized by a significant portion of any potential payout (60%) being tied directly to Company-wide financial performance relating to revenue and adjusted EBITDA, that a significant portion of any potential payout (40%) is tied to additional performance objectives tailored to the Company’s basic strategies and goals and to particular ways the individual can further those strategies and goals, and that the program has fixed maximum payouts.

In addition, the Company considered the features of its equity-based incentive program, noting that the program has features such as different performance periods, vesting/deferral periods, fixed maximum payouts and review, oversight and/or implementation by the Company’s Management Development and Compensation Committee.

Based on this review, the Company concluded that risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Leadership Structure, page 12
6.	We note your disclosure about the board’s role in risk oversight beginning on page 12. In future filings, please further describe the effect of risk oversight on the board’s leadership structure. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings. Refer to Item 407(h) of Regulation S-K for guidance.

Response:

As you note, we have addressed the requirements of newly effective Item 407(h) of Regulation S-K in our previous disclosure on pages 12 and 13. We acknowledge your comment and, in future filings, the Company will further describe the effect of risk oversight on the board’s leadership structure. We anticipate that future disclosure will be similar to the following:

Revised Disclosure:

As noted elsewhere, although the full board and all committees consider risk management as part of their respective functions, the fully independent Audit Committee takes the lead in overseeing risk management in several important areas. The Audit Committee receives input from management and advisors and reports to the full board, but it also considers risk-related matters without the presence of management or the Chairman and Chief Executive Officer when necessary. The Company believes its leadership structure fosters an atmosphere of significant involvement in the oversight of risk at the Board of Director level while benefiting from the independence of the Audit Committee.
Compensation Discussion and Analysis, page 19
7.	We note that you disclosed the compensation for your former and current chief executive officers, former and current chief financial officers, chief revenue officer, executive vice president and former president. Please explain why you did not include another highly compensated executive officer as required by Item 402 (a) (3) (iii) of Regulation S-K.

Response:

The Company designates its list of executive officers for purposes of the Form 10-K, the proxy statement and Section 16 of the Exchange Act. The Company identified the following individuals as “executive officers,” as defined in Rule 3b-7 and Rule 16a-1 of the Exchange Act, for 2009: Steven H. Berkowitz, its Chief Executive Officer; Robert

Krolik, its Chief Financial Officer; Errol Samuelson, its Chief Revenue Officer and President — REALTOR.com; James S. Caulfield, its Executive Vice President, General Counsel and Secretary; W. Michael Long, its former Chief Executive Officer; Lorna Borenstein, its former President; and Lewis R. Belote, its former Chief Financial Officer. The Company disclosed the compensation for Messrs. Berkowitz and Long pursuant to Item 402(a)(3)(i); for Messrs. Krolik and Belote pursuant to Item 402(a)(3)(ii); and for Ms. Borenstein pursuant to Item 402(a)(3)(iv). The Company disclosed the compensation for Messrs. Samuelson and Caulfield pursuant to Item 402(a)(3)(iii), but the Company did not have a third executive officer other than the principal executive officer and the principal financial officer who was serving at the end of 2009 to include pursuant to Item 402(a)(3)(iii).
Executive Compensation for 2009, page 26
Base Salary, page 26
8.	We note that you entered into employment agreements with Messrs. Berkowitz and Krolik, which provided base salaries of $525,000 and $325,000, respectively. In future filings, please discuss in more detail how and why the company determined the base salaries awarded. For example, please discuss if the salaries were solely based on negotiations with the named individual or if other factors, such as salaries paid by your peer group, were taken into account when making the determination. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response:

We acknowledge your comment and, in future filings, the Company will discuss in more detail how and why the Company determined the base salaries awarded to Messrs. Berkowitz and Krolik. To the extent that our Base Salary section remains similar to our current disclosure, our future filings will include additional disclosures below as indicated with bold underlined type.

Revised Disclosure:

Base Salary

Mr. Berkowitz — On January 21, 2009, the Company entered into an employment agreement with Mr. Berkowitz, providing a base salary of $525,000. The Committee determined Mr. Berkowitz’s initial base salary based on its consideration of information provided by a reputable and experienced executive search firm as to CEO compensation, as well as other relevant factors, including Mr. Berkowitz’s level of experience, previous salary and expected contributions to the Company. The Committee has not increased his base salary.

Mr. Krolik — On June 26, 2009, the Company entered into an employment agreement with Mr. Krolik, providing a base salary of $325,000 which commenced upon his start date with Company, July 20, 2009. The Committee determined Mr. Krolik’s initial base salary based on its consideration of information provided by a reputable and experienced executive search firm as to CFO compensation, as well as other relevant factors, including Mr. Krolik’s level of experience, previous salary and expected contributions to the Company. The Committee has not increased his base salary.
Annual Cash Incentive Bonuses, page 27
Individual Performance Objectives, page 28
9.	We note that each named executive officer had certain individual performance objectives to meet for the fiscal year. We further note that the committee evaluated whether to meet for the fiscal year. We further note that the committee evaluated whether each officer met those objectives and then assigned a percentage level of achievement accordingly. In future filings, please discuss in more detail how the committee determined that each officer should be assigned the specific percentage that he or she did. For example, we note that it was determined that Mr. Samuelson achieved a level of 125%, please discuss why that percentage was assigned to Mr. Samuelson’s achievement with respect to the individual objectives assigned to him. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Response:

We acknowledge your comment and, in future filings, we will discuss in more detail how the Committee determined the specific percentage of achievement to be assigned to each officer. To the extent that our “Results of 2009 Performance against Individual Performance Objectives” section remains similar to our current disclosure, our future filings will include additional disclosures below as indicated with bold underlined type.

Revised Disclosure:

Results of 2009 Performance against Individual Performance Objectives. The Committee reviewed with the CEO (Mr. Berkowitz) the individual objectives for each of Messrs. Krolik, Samuelson and Caulfield and each such executive officer’s level of achievement against such objectives, including the CEO’s assessments as to each executive’s performance. Based on such review and assessment, the Committee assigned a level of achievement to each executive, expressed as a percentage. With respect to Mr. Berkowitz, the Committee considered Mr. Berkowitz’s individual objectives, assessed his level of achievement against such objectives and assigned a level of achievement, expressed as a percentage. The assessments by both Mr. Berkowitz and the Committee were subjective in nature, with no specific weights pre-attributed to any individual performance objective in determining the corresponding percentage of achievement. Based on the above, the Committee approved the following determinations regarding achievement of the individual objectives by each executive: that Mr. Berkowitz achieved at a level of 100% with respect to his individual objectives; that Mr. Samuelson achieved at a level of 125% with respect to his individual objectives; that Mr. Krolik achieved at a level of 150% with respect to his individual objectives; and that Mr. Caulfield achieved at a level of 85% with respect to his individual objectives. Each of Messrs. Long and Belote, and Ms. Borenstein, were no longer executive officers of the Company at the end of 2009 and therefore the Committee made no determinations as to their 2009 performance relative to 2009 cash incentive bonuses.
Management acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions or comments after reviewing our responses, we will make ourselves available to address them. You may contact me at (408) 558-7131.

Sincerely,
/s/ Robert J. Krolik
Robert J. Krolik
Chief Financial Officer